UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 11)

BROADVIEW MEDIA, INC.
(Name of issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

111382107
(CUSIP Number)

JOHN C. LORENTZEN 35 WEST WACKER DRIVE CHICAGO, IL 60601 (312) 588-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No.  111382107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Lorentzen (“Lorentzen”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power 38,116
Beneficially
Owned by Each		8.	Shared Voting Power 197,800
Reporting
Person With		9.	Sole Dispositive Power 38,116

		10.	Shared Dispositive Power 197,800
11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Lorentzen and his wife, Penney L. Fillmer (“Fillmer”), jointly and beneficially own 197,800 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”). Lorentzen individually owns 38,116 shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.

Percent of Class Represented by Amount in Row (11)
Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitutes approximately 2.6% of the outstanding shares of Common Stock (taking into account the Transaction described below). Lorentzen owns individually an additional 38,116 shares of Common Stock, and his total holdings equal 235,916 shares of Common Stock, which number of shares constitutes approximately 3.1% of the total outstanding Common Stock (taking into account the Transaction described below).

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.  111382107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Penney L. Fillmer (“Fillmer”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization United States of America

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 197,800
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 197,800
11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Fillmer and her husband, John C. Lorentzen (“Lorentzen”), jointly and beneficially own 197,800 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.

Percent of Class Represented by Amount in Row (11)
Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitutes approximately 2.6% of the outstanding shares of Common Stock (taking into account the Transaction described below).

14.	Type of Reporting Person (See Instructions) IN

ITEM 1. Security and Issuer.

This Schedule 13D, as amended, relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Broadview Media, Inc. (f/k/a Northwest Teleproductions, Inc.), a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4455 West 77th Street, Minneapolis, Minnesota 55435.

ITEM 2. Identity and Background.

(a)          This Schedule 13D is filed by each of John C. Lorentzen (“Lorentzen”) and Penney L. Fillmer (“Fillmer”)

(b)         The residence address of Lorentzen and Fillmer is:

30019 Smith Road

Deer Grove, IL 61243

(c)          Lorentzen is presently an attorney with Winston & Strawn, 35 West Wacker Drive, Chicago, IL 60601. Fillmer is presently an attorney but no longer practices law.

(d)         and (e) During the last five years, neither Lorentzen nor Fillmer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Lorentzen: United States of America

Fillmer: United States of America

ITEM 3. Source and Amount of Funds or Other Compensation.

Not Applicable.

ITEM 4. Purpose of Transaction.

As publicly disclosed by the Issuer, Lorentzen ceased to be a director of the Issuer in July 2004.

Neither Lorentzen nor Fillmer has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Lorentzen and Fillmer reserve the right to change their plans and intentions at any time, as they deem appropriate. Market conditions permitting, Lorentzen and Fillmer may acquire additional securities of the Issuer or sell or otherwise dispose of securities of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a)          Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitutes approximately 2.6% of the total outstanding shares of Common Stock. Lorentzen individually owns 38,116 shares of Common Stock, which constitute approximately 0.5% of the total outstanding shares of Common Stock. Lorentzen beneficially owns 235,916 shares of Common Stock, which number of shares constitutes approximately 3.1% of the total outstanding Common Stock.

This 11th Amendment is filed to report a change in the percentage ownership of the Issuer by Lorentzen and Fillmer which results from the issuance of additional shares of Common

Stock by the Issuer. The number of shares of Common Stock beneficially owned by Lorentzen and Fillmer has not changed since the 10th Amendment.

On July 1, 2005, the Issuer issued a press release which stated that the Issuer had issued 5,000,000 additional shares of Common Stock (the “Transaction”) on July 1, 2005. The Issuer’s Annual Report on Form 10-KSB for the period ended March 31, 2005 stated that there were 2,720,747 shares of Common Stock outstanding as of June 3, 2005. Accordingly, the percentages of outstanding Common Stock set forth above are based on 7,720,747 shares of Common Stock outstanding.

(b)         Lorentzen and Fillmer, a married couple, jointly have the power to direct the vote and disposition of 197,800 shares of Common Stock. Lorentzen has the sole power to direct the vote and disposition of an additional 38,116 shares of Common Stock.

(c)          None.

(d)         Not applicable.

(e)          On July 1 2005 Lorentzen, and Lorentzen and Fillmer, ceased to be the beneficial owners of more than five percent (5%) of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1: Agreement between Lorentzen and Fillmer Regarding Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this 11th Amendment to Schedule 13D is true, complete and correct.

/s/ JOHN C. LORENTZEN
Name: John C. Lorentzen

Dated: July 6, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this 11th Amendment to Schedule 13D is true, complete and correct.

/s/ PENNEY L. FILLMER
Name: Penney L. Fillmer

Dated: July 6, 2005

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

The undersigned, John C. Lorentzen and Penney L. Fillmer, agree that this 11th Amendment to Schedule 13D, dated as of July 6, 2005, with respect to Broadview Media, Inc. (f/k/a Northwest Teleproductions, Inc.) is being filed on behalf of each of them individually.

JOHN C. LORENTZEN
John C. Lorentzen

/s/ PENNEY L. FILLMER
Penney L. Fillmer